UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 4, 2016

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated August 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: August 4, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS REPORTS
SECOND QUARTER 2016 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners of $43.1 million and adjusted net income attributable to the partners of $53.8 million (excluding items listed in Appendix A to this release) in the second quarter of 2016.

•	Generated distributable cash flow of $76.1 million, or $0.95 per common unit, in the second quarter of 2016.

•	In June 2016, the Exmar LPG joint venture took delivery of the seventh of its 12 mid-size LPG carrier newbuildings, which will commence a five-year charter with Statoil in August 2016.

•	On August 1, 2016, the Partnership's second MEGI LNG carrier newbuilding, Oak Spirit, commenced its five-year, fee-based charter with Cheniere Energy.

•	Continued to make significant progress on the debt financing for the Partnership's existing newbuilding projects.

•	Declared second quarter 2016 cash distribution of $0.14 per common unit.

Hamilton, Bermuda, August 4, 2016 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2016.

	Three Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	99,241	95,771	98,608
Income from vessel operations	47,554	16,983	43,856
Equity income	29,567	9,498	29,002
Net income (loss) attributable to the partners	43,071	(37,138)	58,093
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	135,127	114,429	119,698
Distributable cash flow (DCF) (1)	76,067	54,404	65,768
Adjusted net income attributable to the partners (1)	53,780	34,151	39,464

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“The Partnership generated strong cash flows in the second quarter of 2016, which were augmented by a favorable settlement we received relating to an LNG carrier charter contract dispute in our 52 percent-owned MALT joint venture, as well as a full quarter of earnings from our recently delivered Creole Spirit MEGI LNG carrier which commenced its five-year charter contract with Cheniere Energy in late-February 2016” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC.
“Since reporting earnings in May 2016, the Partnership has continued to execute on its portfolio of profitable growth projects,” Mr. Evensen continued. “The Partnership took delivery of its second MEGI LNG carrier newbuilding, the Oak Spirit, which commenced its five-year charter contract with Cheniere Energy on August 1st, and our Exmar LPG joint venture took delivery of its seventh of 12 medium-sized gas carrier newbuildings, which commences its five-year charter contract with Statoil in late-August, both of which are expected to provide cash flow growth starting in the third quarter of 2016.”
Mr. Evensen added, “Securing long-term financing for our growth projects that deliver through 2020 has been a major focus area. We continued to make good progress this quarter in securing the required debt financing and, since May 2016, have secured lender credit approvals on over $900 million(1) of new debt financings, including three MEGI LNG carrier newbuildings, the first two Yamal LNG Arc7 newbuildings and the majority of our remaining LPG carrier newbuildings."
Summary of Recent Events
Delivery Update on the Second MEGI LNG Carrier Newbuilding for Cheniere Energy
On August 1, 2016, the Partnership’s second MEGI LNG carrier newbuilding, Oak Spirit, commenced its five-year fee-based contract with Cheniere Energy. The vessel is expected to earn annual cash flow from vessel operations(2) and distributable cash flow(2) of approximately $25 million and $15 million, respectively.

Delivery Deferral Option on Uncommitted MEGI LNG Carrier
In July 2016, Teekay LNG reached an agreement with Daewoo Shipbuilding and Marine Engineering (DSME) that allows the Partnership to elect to defer delivery of its unchartered MEGI LNG carrier, Torben Spirit, from its original delivery date of February 2017 to December 2017. Teekay LNG is currently pursuing employment opportunities for this vessel and will decide in late-2016 on whether to defer the delivery.

(1) Based on Teekay LNG's proportionate ownership interests in the projects.
(2) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” for definitions of this term. A reconciliation with respect to this forward looking statement has been omitted in reliance with the ‘unreasonable efforts’ exception.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2016			June 30, 2015
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	84,497	14,744	99,241	77,466	21,142	98,608
Income from vessel operations	42,484	5,070	47,554	37,821	6,035	43,856
Equity income	29,567	—	29,567	29,002	—	29,002
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	67,572	8,116	75,688	60,290	11,466	71,756
CFVO from equity accounted vessels(i)	59,439	—	59,439	47,942	—	47,942
Total CFVO(i)	127,011	8,116	135,127	108,232	11,466	119,698

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels increased primarily due to the delivery of Creole Spirit MEGI LNG carrier newbuilding, which commenced its five-year charter contract with Cheniere Energy in late-February 2016.
Equity income and cash flow from vessel operations from equity accounted vessels increased primarily due to the favorable settlement of a disputed charter contract termination related to one of the vessels in the Partnership’s 52 percent-owned LNG joint venture with Marubeni Corporation (or the MALT Joint Venture), of which Teekay LNG's share was $20.3 million. This increase was partially offset by the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016 in the Partnership’s MALT Joint Venture, the impact of the amended charter contracts associated with the Partnership's four 33 percent-owned Angola LNG carriers servicing the Angola LNG project which resulted in a positive cumulative adjustment in the quarter ended June 30, 2015, the impact of lower medium sized LPG carrier spot rates and the redelivery of an older in-chartered LPG carrier (net of the additions of three LPG carrier newbuildings delivered from September 2015 to June 2016 in the Partnership's 50 percent-owned Exmar LPG joint venture). Equity income was also impacted by unrealized losses on derivative instruments compared to unrealized gains in the same period of the prior year.
Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations decreased primarily due to the sales of the Bermuda Spirit and Hamilton Spirit in April and May 2016, respectively, and lower charter rates upon the charterer exercising its one-year extension options between September 2015 to January 2016 for the European Spirit, African Spirit and Asian Spirit.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2016:

	Number of Vessels
	Owned Vessels(i)	In-Chartered Vessels	Newbuildings	Total
LNG Carrier Fleet	31(ii)	—	19(ii)	50
LPG/Multigas Carrier Fleet	22(iii)	2(iv)	5(iv)	29
Conventional Tanker Fleet	6	—	—	6
Total	59	2	24	85

(i)	Owned vessels includes vessels accounted for under capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.

Liquidity
As of June 30, 2016, the Partnership had total liquidity of $261.4 million (comprised of $127.5 million in cash and cash equivalents and $133.9 million in undrawn credit facilities). Giving pro-forma effect to the delivery and associated financing of the Oak Spirit MEGI LNG carrier in July 2016, the Partnership’s total liquidity at June 30, 2016 would have been approximately $295 million.
Conference Call
The Partnership plans to host a conference call on Thursday, August 4, 2016 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2016. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (800) 505-9568 or (416) 204-9271, if outside North America, and quoting conference ID code 3296714.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

An accompanying Second Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
The conference call will be recorded and made available until Thursday, August 18, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3296714.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including one LNG regasification unit and 19 newbuildings), 29 LPG/Multigas carriers (including two in-chartered LPG carriers and five newbuildings) and six conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-6442
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance.
Cash Flow from Vessel Operations

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow
Distributable cash flow (DCF) represents net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	99,241	95,771	98,608	195,012	195,934

Voyage expenses	(542)	(457)	(373)	(999)	(691)
Vessel operating expenses	(22,412)	(21,853)	(24,102)	(44,265)	(45,736)
Depreciation and amortization	(22,869)	(23,611)	(23,209)	(46,480)	(46,778)
General and administrative expenses	(5,864)	(5,428)	(7,068)	(11,292)	(13,776)
Loss on sale of vessels(1)	—	(27,439)	—	(27,439)	—
Income from vessel operations	47,554	16,983	43,856	64,537	88,953

Equity income(2)	29,567	9,498	29,002	39,065	47,060
Interest expense(3)	(13,269)	(13,997)	(11,153)	(27,266)	(21,257)
Interest income	545	602	611	1,147	1,345
Realized and unrealized (loss) gain on
non-designated derivative instruments(4)	(17,321)	(38,089)	10,888	(55,410)	(3,144)
Foreign currency exchange (loss) gain(5)	(525)	(10,118)	(9,546)	(10,643)	16,384
Other income	407	419	335	826	778
Net income (loss) before tax expense	46,958	(34,702)	63,993	12,256	130,119
Income tax expense	(252)	(261)	(258)	(513)	(33)
Net income (loss)	46,706	(34,963)	63,735	11,743	130,086

Non-controlling interest in net income (loss)	3,635	2,175	5,642	5,810	8,925
General Partner's interest in net income (loss)	862	(743)	8,568	119	17,210
Limited partners’ interest in net income (loss)	42,209	(36,395)	49,525	5,814	103,951
Weighted-average number of common
• Basic	79,571,820	79,557,872	78,590,812	79,564,846	78,552,784
• Diluted	79,695,804	79,557,872	78,659,264	79,640,818	78,609,057
Total number of common units
outstanding at end of period	79,571,820	79,571,820	78,813,676	79,571,820	78,813,676

(1)
Loss on sale of vessels relates to Centrofin exercising its purchase options to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers during the three months ended March 31, 2016. The Bermuda Spirit was sold to Centrofin on April 15, 2016 and the Hamilton Spirit was sold to Centrofin on May 17, 2016 for gross proceeds of $94 million. The Partnership received a total of $50 million from Centrofin prior to the commencement of the two charters and thus, the purchase option prices were lower than they would have otherwise been. Such amounts received from Centrofin were accounted for under GAAP as deferred revenue (prepayment of future charter payments) and not as a reduction in the purchase price of the vessels, and was amortized to revenues over the 12-year charter periods on a straight-line basis. Approximately $28 million of $50 million has been recognized to revenues since the inception of the charters, which approximates the $27 million loss on sale recognized in the first quarter of 2016.

(2)	Equity income includes unrealized gains/losses on non-designated derivative instruments and any ineffectiveness for derivative instruments designated as hedges for accounting purposes:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Equity income	29,567	9,498	29,002	39,065	47,060
Proportionate share of unrealized losses (gains) on
non-designated derivative instruments	1,741	3,978	(8,082)	5,719	(6,956)
Proportionate share of ineffective portion of hedge
accounted interest rate swaps	514	160	(394)	674	—
Equity income excluding unrealized gains/losses
on designated and non-designated derivative
instruments	31,822	13,636	20,526	45,458	40,104

(3)
Included in interest expense is ineffectiveness for derivative instruments designated as hedges for accounting purposes, as detailed in the table below (excludes any interest rate swap agreements designated and qualifying cash flow hedges in the Partnership's equity accounted joint ventures):

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Ineffective portion on qualifying cash flow
hedging instruments	484	(1,398)	—	(914)	—

(4) The realized (losses) gains on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized (losses) gains on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Realized (losses) gains relating to:
Interest rate swap agreements	(6,613)	(6,643)	(7,319)	(13,256)	(14,624)
Toledo Spirit time-charter derivative contract	—	630	—	630	(570)
	(6,613)	(6,013)	(7,319)	(12,626)	(15,194)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(6,220)	(20,657)	17,424	(26,877)	13,067
Interest rate swaption agreements	(7,088)	(11,669)	593	(18,757)	593
Toledo Spirit time-charter derivative contract	2,600	250	190	2,850	(1,610)
	(10,708)	(32,076)	18,207	(42,784)	12,050
Total realized and unrealized (losses) gains on non-designated
derivative instruments	(17,321)	(38,089)	10,888	(55,410)	(3,144)

(5)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign currency exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
Realized losses on cross-currency swaps	(2,329)	(2,291)	(1,488)	(4,620)	(2,889)
Unrealized (losses) gains on cross-currency swaps	(6,571)	21,312	(1,741)	14,741	(18,786)
Unrealized gains (losses) on revaluation of NOK bonds	3,567	(20,430)	1,415	(16,863)	17,631

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	127,498	114,145	102,481
Restricted cash – current	6,096	6,100	6,600
Lease receivable	—	94,392	—
Accounts receivable	13,524	12,235	22,081
Prepaid expenses	4,388	5,470	4,469
Current portion of derivative assets	113	—	—
Current portion of net investments in direct financing leases	18,328	17,986	20,606
Advances to affiliates	17,173	15,524	13,026
Total current assets	187,120	265,852	169,263

Restricted cash – long-term	104,328	100,090	104,919

Vessels and equipment
At cost, less accumulated depreciation	1,430,545	1,444,950	1,595,077
Vessels under capital leases, at cost, less accumulated depreciation	289,797	292,145	88,215
Advances on newbuilding contracts	374,937	368,825	424,868
Total vessels and equipment	2,095,279	2,105,920	2,108,160
Investment in and advances to equity accounted joint ventures	933,812	892,492	883,731
Net investments in direct financing leases	635,351	640,836	646,052
Other assets	8,876	11,409	20,811
Derivative assets	2,350	3,016	5,623
Intangible assets – net	74,362	76,551	78,790
Goodwill – liquefied gas segment	35,631	35,631	35,631
Total assets	4,077,109	4,131,797	4,052,980

LIABILITIES AND EQUITY
Current
Accounts payable	2,287	2,345	2,770
Accrued liabilities	31,769	32,734	37,456
Unearned revenue	17,575	15,857	19,608
Current portion of long-term debt	227,595	135,551	197,197
Current obligations under capital lease	62,973	64,024	4,546
Current portion of in-process contracts	14,199	12,886	12,173
Current portion of derivative liabilities	83,412	39,229	52,083
Advances from affiliates	15,285	13,393	22,987
Total current liabilities	455,095	316,019	348,820
Long-term debt	1,662,693	1,851,788	1,802,012
Long-term obligations under capital lease	166,269	167,857	54,581
Long-term unearned revenue	10,994	11,319	30,333
Other long-term liabilities	64,587	70,118	71,152
In-process contracts	14,152	17,570	20,065
Derivative liabilities	186,321	210,128	182,338
Total liabilities	2,560,111	2,644,799	2,509,301

Equity
Limited partners	1,456,786	1,425,633	1,472,327
General Partner	48,469	47,833	48,786
Accumulated other comprehensive loss	(15,679)	(11,618)	(2,051)
Partners' equity	1,489,576	1,461,848	1,519,062
Non-controlling interest (1)	27,422	25,150	24,617
Total equity	1,516,998	1,486,998	1,543,679
Total liabilities and total equity	4,077,109	4,131,797	4,052,980

(1)
Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	11,743	130,086
Non-cash items:
Unrealized loss (gain) on non-designated derivative instruments	42,784	(12,050)
Depreciation and amortization	46,480	46,778
Loss on sale of vessels	27,439	—
Unrealized foreign currency exchange loss (gain) and other	4,888	(21,526)
Equity income, net of dividends received of $4,191 (2015 – $45,000)	(34,874)	(2,060)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	914	—
Change in operating assets and liabilities	(14,590)	(20,767)
Expenditures for dry docking	(2,356)	(1,424)
Net operating cash flow	82,428	119,037

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	131,645	233,175
Debt issuance costs	(420)	(1,796)
Scheduled repayments of long-term debt	(108,842)	(66,600)
Prepayments of long-term debt	(157,239)	(90,000)
Scheduled repayments of capital lease obligations	(9,319)	(2,196)
Decrease (increase) in restricted cash	2,284	(9,930)
Proceeds from equity offerings, net of offering costs	—	16,166
Cash distributions paid	(22,732)	(127,239)
Dividends paid to non-controlling interest	(150)	—
Net financing cash flow	(164,773)	(48,420)

INVESTING ACTIVITIES
Capital contributions to equity accounted joint ventures	(20,167)	(3,235)
Loan repayments from equity accounted joint ventures	—	13,987
Receipts from direct financing leases	12,979	9,063
Proceeds from sale of vessels	94,311	—
Proceeds from sale-lease back	179,434	—
Expenditures for vessels and equipment	(159,195)	(143,080)
Net investing cash flow	107,362	(123,265)

Increase (decrease) in cash and cash equivalents	25,017	(52,648)
Cash and cash equivalents, beginning of the period	102,481	159,639
Cash and cash equivalents, end of the period	127,498	106,991

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,
	2016	2015
	(unaudited)	(unaudited)
Net income – GAAP basis	46,706	63,735
Less:
Net income attributable to non-controlling interests	(3,635)	(5,642)
Net income attributable to the partners	43,071	58,093
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(1,971)	8,722
Unrealized losses (gains) on non-designated derivative instruments(2)	10,708	(18,207)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense(3)	(484)	—
Unrealized losses (gains) on non-designated and designated derivative instruments and other items
from equity accounted investees(4)	2,250	(8,476)
Amended charter contract in equity accounted investee(5)	—	(2,626)
Non-controlling interests’ share of items above(6)	206	1,958
Total adjustments	10,709	(18,629)
Adjusted net income attributable to the partners	53,780	39,464

(1)
Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized (losses) gains relating to the cross-currency swaps for the NOK bonds.

(2)
Reflects the unrealized losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects the ineffectiveness for derivative instruments designated as hedges for accounting purposes. See note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Reflects the impact related to years prior to 2015 resulting from amended charter contracts associated with the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project. The charterer agreed to amend the charter contract to a cost pass-through basis retroactive to 2011, resulting in the inclusion of a cumulative adjustment from 2011 which increased equity income in the quarter ended June 30, 2015.

(6)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,
	2016	2015
	(unaudited)

Net income:	46,706	63,735
Add:
Depreciation and amortization	22,869	23,209
Partnership’s share of equity accounted joint ventures' DCF net of estimated maintenance
capital expenditures(1)	39,442	26,394
Direct finance lease payments received in excess of revenue recognized	4,969	4,465
Distributions relating to equity financing of newbuildings	—	4,097
Unrealized losses (gains) on non-designated derivative instruments	10,708	(18,207)
Deferred income tax and other non-cash items	629	(648)

Less:
Equity income	(29,567)	(29,002)
Estimated maintenance capital expenditures	(11,968)	(11,778)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	(484)	—
Unrealized foreign currency exchange (gains) losses	(1,971)	8,722
Distributable Cash Flow before Non-controlling interest	81,333	70,987
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,266)	(5,219)
Distributable Cash Flow	76,067	65,768
Amount of cash distributions attributable to the General Partner	(227)	(8,683)
Limited partners' Distributable Cash Flow	75,840	57,085
Weighted-average number of common units outstanding	79,571,820	78,590,812
Distributable Cash Flow per limited partner unit	0.95	0.73

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures were $7.4 million and $7.2 million for the three months ended June 30, 2016 and 2015, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2016
	(unaudited)
	Liquefied Gas	Conventional Tanker	Total
	Segment	Segment
Voyage revenues	84,497	14,744	99,241
Voyage expenses	(126)	(416)	(542)
Vessel operating expenses	(16,734)	(5,678)	(22,412)
Depreciation and amortization	(20,474)	(2,395)	(22,869)
General and administrative expenses	(4,679)	(1,185)	(5,864)
Income from vessel operations	42,484	5,070	47,554

	Three Months Ended June 30, 2015
	(unaudited)
	Liquefied Gas	Conventional Tanker	Total
	Segment	Segment
Voyage revenues	77,466	21,142	98,608
Voyage expenses	—	(373)	(373)
Vessel operating expenses	(16,127)	(7,975)	(24,102)
Depreciation and amortization	(18,004)	(5,205)	(23,209)
General and administrative expenses	(5,514)	(1,554)	(7,068)
Income from vessel operations	37,821	6,035	43,856

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2016
	(unaudited)
	Liquefied Gas	Conventional Tanker	Total
	Segment	Segment
Income from vessel operations (See Appendix C)	42,484	5,070	47,554
Depreciation and amortization	20,474	2,395	22,869
Amortization of in-process contracts included in voyage revenues	(355)	(278)	(633)
Direct finance lease payments received in excess of revenue recognized	4,969	—	4,969
Cash flow adjustment for two Suezmax tankers(1)	—	929	929
Cash flow from vessel operations from consolidated vessels	67,572	8,116	75,688

	Three Months Ended June 30, 2015
	(unaudited)
	Liquefied Gas	Conventional Tanker	Total
	Segment	Segment
Income from vessel operations (See Appendix C)	37,821	6,035	43,856
Depreciation and amortization	18,004	5,205	23,209
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,465	—	4,465
Cash flow adjustment for two Suezmax tankers(1)	—	504	504
Cash flow from vessel operations from consolidated vessels	60,290	11,466	71,756

(1)
The Partnership’s charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates was not fully reflected in the Partnership’s statements of income and comprehensive income (loss) as the change in the lease payments was being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and were redelivered during the second quarter of 2016.

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2016		June 30, 2015
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	168,854	78,956	156,517	70,669
Voyage expenses	(3,354)	(1,682)	(9,399)	(4,729)
Vessel operating expenses	(42,296)	(19,669)	(40,977)	(19,114)
Depreciation and amortization	(25,474)	(12,744)	(22,833)	(11,565)
Income from vessel operations of equity accounted vessels	97,730	44,861	83,308	35,261
Other items, including interest expense and realized and
unrealized gain (loss) on derivative instruments	(36,247)	(15,294)	(10,352)	(6,259)
Net income / equity income of equity accounted vessels	61,483	29,567	72,956	29,002

Income from vessel operations of equity accounted vessels	97,730	44,861	83,308	35,261
Depreciation and amortization	25,474	12,744	22,833	11,565
Direct finance lease payments received in excess
of revenue recognized	8,868	3,219	8,296	3,010
Amortization of in-process revenue contracts	(2,704)	(1,385)	(3,719)	(1,894)

Cash flow from vessel operations from equity accounted vessels	129,368	59,439	110,718	47,942

(1)
The Partnership's equity accounted vessels for the three months ended June 30, 2016 and 2015 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interest ranging from 49 percent to 50 percent in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including five newbuildings, as at June 30, 2016, compared to 24 vessels owned and in-chartered, including eight newbuildings, as at June 30, 2015; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; and the Partnership’s 50 percent ownership interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expected profitability of existing growth projects; the timing of newbuilding vessel deliveries, the commencement of related contracts, and the timing and amount of related cash flow from vessel operations and distributable cash flow; the ability to secure employment opportunities for the Torben Spirit, the growth of the Partnership’s future cash flows; and the timing and certainty of securing financing for the Partnership’s committed growth projects. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s and the Partnership’s joint ventures’ ability to secure financing for its existing newbuildings and projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.